# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New Fortress Energy Inc., CIK 0001749723
CUSIP: 644393100
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 111 W. 19th Street, 8th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001341004-24-000206
Filed by CIK 0002024046

## Reporting persons
- FIG LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,399,317; sole dispositive power 0; shared dispositive power 13,399,317; aggregate amount beneficially owned 13,399,317 (4.9% of the class)
- Fortress Operating Entity I LP: type of reporting person: partnership (PN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,399,317; sole dispositive power 0; shared dispositive power 13,399,317; aggregate amount beneficially owned 13,399,317 (4.9% of the class)
- FIG Blue LLC (f/k/a FIG Corp.): type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,399,317; sole dispositive power 0; shared dispositive power 13,399,317; aggregate amount beneficially owned 13,399,317 (4.9% of the class)
- Fortress Investment Group LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,399,317; sole dispositive power 0; shared dispositive power 13,399,317; aggregate amount beneficially owned 13,399,317 (4.9% of the class)
- FINCO I Intermediate Holdco LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,399,317; sole dispositive power 0; shared dispositive power 13,399,317; aggregate amount beneficially owned 13,399,317 (4.9% of the class)
- FINCO I LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,399,317; sole dispositive power 0; shared dispositive power 13,399,317; aggregate amount beneficially owned 13,399,317 (4.9% of the class)
- FIG Parent, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,399,317; sole dispositive power 0; shared dispositive power 13,399,317; aggregate amount beneficially owned 13,399,317 (4.9% of the class)
- Foundation Holdco LP: type of reporting person: partnership (PN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,399,317; sole dispositive power 0; shared dispositive power 13,399,317; aggregate amount beneficially owned 13,399,317 (4.9% of the class)
- FIG Buyer GP, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,399,317; sole dispositive power 0; shared dispositive power 13,399,317; aggregate amount beneficially owned 13,399,317 (4.9% of the class)

## Item 1. Issuer
Name of issuer: New Fortress Energy Inc.
Address of issuer's principal executive offices: 111 W. 19th Street, 8th Floor New York, NY 10011

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by each of the entities below pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act, all of whom together are referred to herein as the "Reporting Persons":

(i) FIG LLC, a Delaware limited liability company, which directly holds Class A Common Stock of the Issuer;
(ii) Fortress Operating Entity I LP, a Delaware limited partnership, which is the sole owner of FIG LLC;
(iii) FIG Blue LLC, a Delaware limited liability company, which is the general partner of Fortress Operating Entity I LP;
(iv) Fortress Investment Group LLC, a Delaware limited liability company, which is the sole member of FIG Blue LLC;
(v) FINCO I Intermediate Holdco LLC, a Delaware limited liability company, which is the sole member of Fortress Investment Group LLC;
(vi) FINCO I LLC, a Delaware limited liability company, which is the sole member of FINCO I Intermediate Holdco LLC;
(vii) FIG Parent, LLC, a Delaware limited liability company, which is the sole member of FINCO I LLC;
(viii) Foundation Holdco LP, a Delaware limited partnership, which is the sole member of FIG Parent, LLC; and
(ix) FIG Buyer GP, LLC, a Delaware limited liability company, which is the general partner of Foundation Holdco LP.

The Joint Filing Agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k)(1) of the Act is attached as Exhibit A herein.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

c/o Fortress Investment Group LLC
1345 Avenue of the Americas, 46th Floor
New York, New York 10105
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.
Pursuant to Rule 13d-1 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.
Percent of class:
See responses to Item 11 on each cover page.
All percentages of Class A Common Stock reported herein are based on 273,771,811 shares of Class A Common Stock outstanding as of February 28, 2025, as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 10, 2025.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit B attached.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

## Signatures
- FIG LLC: /s/ David Brooks, David Brooks/Secretary (04/04/2025)
- Fortress Operating Entity I LP: /s/ David Brooks, By FIG Blue LLC, its general partner By: David Brooks/Secretary (04/04/2025)
- FIG Blue LLC (f/k/a FIG Corp.): /s/ David Brooks, David Brooks/Secretary (04/04/2025)
- Fortress Investment Group LLC: /s/ David Brooks, David Brooks/Secretary (04/04/2025)
- FINCO I Intermediate Holdco LLC: /s/ David Brooks, David Brooks/Secretary (04/04/2025)
- FINCO I LLC: /s/ David Brooks, David Brooks/Secretary (04/04/2025)
- FIG Parent, LLC: /s/ David Brooks, David Brooks/Secretary (04/04/2025)
- Foundation Holdco LP: /s/ David Brooks, By FIG Buyer GP, LLC, its general partner By: David Brooks/Secretary (04/04/2025)
- FIG Buyer GP, LLC: /s/ David Brooks, David Brooks/Secretary (04/04/2025)